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June 2, 2016

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE

Sonny Oh
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE: METLIFE INSURANCE COMPANY USA
    METLIFE INVESTORS USA SEPARATE ACCOUNT A
    PRIME OPTIONS
    INITIAL REGISTRATION STATEMENT FILED ON FORM N-4
    FILE NOS. 811-03365 AND 333-209411

Dear Mr. Oh:

On behalf of MetLife Insurance Company USA ("MetLife USA" or the "Company") and its separate account, MetLife Investors USA Separate Account A, we are responding to the follow-up comments you provided to us orally on June 1, 2016 with regard to the initial registration statement on Form N-4 for the MetLife Prime Options contract (File Nos. 811-03365 and 333-209411) that was filed with the Securities and Exchange Commission (the "Commission") on February 5, 2016.

COMMENT 1. Supplementally verify whether splitting a withdrawal into two amounts to minimize the impact of an Excess Withdrawal on the Benefit Base would also apply to the LWG rider.

      RESPONSE: In the case of the LWG rider, splitting a withdrawal into two separate amounts (i.e., taking the first withdrawal in an amount not exceeding the Annual Benefit Payment, and then a second withdrawal for the desired amount in excess of the Annual Benefit Payment) would not enable a contractowner to mitigate the potential adverse effect of an Excess Withdrawal. This is because whenever an Excess Withdrawal occurs during a contract year, the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount will be compared against the Account Value and reduced to the same level as the Account Value, if the Account Value is lower. Both non-Excess Withdrawals and Excess Withdrawals will reduce the Account Value; splitting a withdrawal into two amounts will not reduce the impact of withdrawals on the

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Sonny Oh                                                   [LOGO OF REEDSMITH]
June 2, 2016
Page 2

      Account Value. Unlike the Guaranteed Lifetime Withdrawal Benefit rider, the LWG rider does not provide for proportional reductions to the guaranteed benefit base amount in the case of an Excess Withdrawal, which may be minimized by having a smaller amount characterized as the actual Excess Withdrawal.

COMMENT 2. Confirm whether the Annual Step-Up Death Benefit may be elected with the GLWB Death Benefit as stated in your response to Comment 14.

      RESPONSE: We confirm that the prospectus correctly states that either the GLWB Death Benefit or the Annual Step-Up Death Benefit may be elected with the GLWB rider, notwithstanding the inconsistency in our response to Comment 14.

We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208, or Peggy Heminger at 412.288.7204.

Sincerely,

/s/ W. Thomas Conner
-----------------------------------
W. Thomas Conner

WC:gp

cc: Peggy Heminger